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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Ridgestone Financial Services, Inc.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
765904 10 7
(CUSIP Number)
December 31, 2004
(Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 5 Pages

CUSIP No. 765904 10 7

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William R. Hayes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	5	SOLE VOTING POWER 63,375
BENEFICIALLY OWNED	6	SHARED VOTING POWER -0-
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 63,375
PERSON WITH:	8	SHARED DISPOSITIVE POWER -0-

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,375
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 2 of 5 Pages

CUSIP No. 765904 10 7

Item 1(a).	Name of Issuer: Ridgestone Financial Services, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices: 13925 West North Avenue Brookfield, Wisconsin 53005

Item 2(a).	Name of Person Filing: William R. Hayes

Item 2(b).	Address of Principal Business Office or, if none, Residence: 13925 West North Avenue Brookfield, Wisconsin 53005

Item 2(c).	Citizenship: United States

Item 2(d).	Title of Class of Securities: Common Stock, no par value

Item 2(e).	CUSIP Number: 765904 10 7

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable

Page 3 of 5 Pages

CUSIP No. 765904 10 7

Item 4.	Ownership

(a)	Amount Beneficially Owned: 63,375 shares

(b)	Percent of Class: 6.9%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 63,375 shares

(ii)	shared power to vote or to direct the vote: -0- shares

(iii)	sole power to dispose or to direct the disposition of: 63,375 shares

(iv)	shared power to dispose or to direct the disposition of: -0- shares

Item 5.	Ownership of Five Percent or Less of a Class. Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. Not Applicable

Item 8.	Identification and Classification of Members of the Group. Not Applicable

Item 9.	Notice of Dissolution of Group. Not Applicable

Page 4 of 5 Pages

CUSIP No. 765904 10 7

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 8, 2005

/s/ William R. Hayes
William R. Hayes

Page 5 of 5 Pages